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ANNUAL AUDITED REPORTion

FORM X-17A-5 MAR 06 2018
PART III

Washington DC
415

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SEC FILE NUMBER
8-41173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: March Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N. LaSalle St., Ste. 2300

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Chicago	Illinois	60602-3975
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Rice   (312) 640-0480

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP

(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



1

OATH OR AFFIRMATION

I, Richard J. Rice _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
March Capital Corporation _____ , as
of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td>

OFFICIAL SEAL
MICHELLE L SCALETTA
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires September 07, 2021

</td><td></td></tr>
</table>

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) Review Report of Independent Reg. Public Accounting Firm of Management's Claim of Exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2017

CONTENTS



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

To the Stockholder of
March Capital Corporation
Chicago, IL

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of March Capital Corporation (the Company) as of December 31, 2017, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

3

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kessler, Reid, Gleason, Basso and Forbes, LLP

We have served as March Capital Corporation's auditor since 1999.

Chicago, IL

February 28, 2018

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 46,761	
Accounts Receivable	213,888	
Due from stockholder	58,997	
		$ 319,646

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$ 195,716	
Subordinated debt	50,000	
		$ 245,716

Stockholder's Equity:

Common stock, $10 par value, 200 shares authorized;		
100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	66,713	
		73,930
		$ 319,646

MARCH CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

FEES, COMMISSIONS, AND OTHER INCOME		$ 1,633,451
OPERATING EXPENSES:		
Commissions	$ 1,439,450	
Bank charges	813	
Communications	3,814	
Dues and subscriptions	1,672	
Insurance	936	
Licenses and fees	281	
Meals and entertainment	4,034	
Office expense	578	
Outside services	20,563	
Transportation	477	
Postage and delivery	71	
Professional fees	25,025	
Regulatory and other fees (net)	7,591	
Training	680	
Travel	15	
Other expenses	590	
Interest expense	7,500	
State taxes	1,800	
		1,515,890
NET INCOME		$ 117,561

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2017

Subordinated debt, beginning of year	$	50,000
Issuance of new subordinated debt		-
Repayments of subordinated debt		-
Subordinated debt, end of year	$	50,000

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

| | Common Stock | | Additional | | |
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	100	$ 1,000	$ 6,217	$ 9,152	$ 16,369
Net income				117,561	117,561
Stockholder distributions				(60,000)	(60,000)
Balance, end of year	100	$ 1,000	$ 6,217	$ 66,713	$ 73,930

MARCH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES:

Net income		$ 117,561

Adjustments to reconcile net income to net cash
used in operating activities:

Changes in operating assets and liabilities:
Assets - decrease (increase):

Increase in accounts receivable	$ (213,888)	
Decrease in prepaid expenses	93	
Decrease in due from stockholder, net	805	
Liabilities - increase (decrease):		
Increase in accounts payable	194,591	
Net cash used in operating activities		(18,399)

FINANCING ACTIVITIES:
Stockholder distributions		(60,000)
NET INCREASE IN CASH		39,162
CASH, BEGINNING OF YEAR		7,599
CASH, END OF YEAR		$ 46,761

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid during the year for Illinois replacement tax		$ -
Cash paid during the year for interest		$ 7,500

1. Nature of Operations:

   March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a broker-dealer in thirteen states, including the State of Illinois, its principal place of business.

   The Company operates as a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early stage business ventures.

   The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)ii provide that the broker-dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemptions provided in Rule 15c3-3(k)(2)(ii), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing and non-carrying firm.

2. Summary of Significant Accounting Policies:

   a. Basis of Presentation and Accounting:

      The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

   b. Revenue Recognition:

      The Company earns revenue from the following fee, commission, and other income sources:

      - **Retainer Fees:** For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods to which they apply, as provided by the contract.

      - **Managed Fund Fees:** Managed fund fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the contract.

2. Summary of Significant Accounting Policies – continued:

    b. Revenue Recognition and Principal Transaction Revenues – continued:

        • **Success Fees:** Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement.

    c. Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    d. Financial Instruments:

        The Company's financial instruments generally consist of cash, accounts receivable, accounts payable and subordinated debt for which recorded values approximate fair values based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy. See Note 4.

    e. Cash and Cash Equivalents:

        The Company presently maintains cash in a bank checking account insured by the Federal Deposit Insurance Corporation (FDIC). Current coverage is limited to $250,000. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits; however, the Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

        For purposes of the statement of cash flows, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost, which approximates fair value. See Notes 2d and 4.

    f. Accounts Receivable:

        The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from its customers. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk. After a transaction is complete, a customer has a set time to pay the balance owed as defined by their contract.

        Accounts receivable are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles.

2. Summary of Significant Accounting Policies - continued:

    f. Accounts Receivable - continued:

    However, the Company's collection history has been favorable, and bad debts on these receivables have been relatively immaterial.

    g. Accounts Payable:

    The Company pays to Registered Representatives (RR's) a share of its earned commissions, based on percentages provided in their respective contracts. Payment is due to RR's within five days of the Company's receipt of the funds, unless otherwise stipulated. See Note 2d.

    h. Income Taxes:

    Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for income tax has been made in these financial statements, if necessary. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and state tax authorities.

    i. Management's Review of Subsequent Period:

    Management has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2018, the date the financial statements were available to be issued.

3. Subordinated Debt:

At December 31, 2017, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender, the maturity date of the note shall be extended an additional year each year unless on or before the date seven months preceding the scheduled maturity date, the lender shall notify the Company that the Scheduled Maturity Date shall not be extended. No such action had been taken by either party as of December 31, 2017.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated debt is valued at principal plus accrued interest, which approximates fair value. See Notes 2d and 4.

4. Fair Value of Financial Instruments:

   FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

   Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

   - **Level 1.** Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed securities.

   - **Level 2.** Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

   - **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

   In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See Note 2d.

5. Net Capital Requirements:

   The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2017, the Company had net capital of $63,688, which was $50,640 in excess of its required net capital of $13,048. The Company's ratio of aggregate indebtedness to net capital was 307.30% to 1 at December 31, 2017.

6. Significant Clients:

   Three clients accounted for approximately 74% of total revenue for the year ended December 31, 2017. The balance due at December 31, 2017 from these clients totaled $157,115.

7. Due from Stockholder:

   The unsecured balance is non-interest bearing with no stated maturity.

8. Commitments and Contingencies:

   Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

MARCH CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity, end of year	$	73,930
Add: Subordinated loan		50,000
Deductions for non-allowable assets:		
Other non-allowable		(1,245)
Due from stockholder		(58,997)
NET CAPITAL		63,688
Minimum capital requirement		13,048
EXCESS NET CAPITAL	$	50,640
EXCESS NET CAPITAL AT 1000%	$	44,116

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, as applicable	$	195,716
Ratio: Aggregate indebtedness		307.30%
to net capital		to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2017.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

Although the Compnay is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a customer pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

Although the Compnay is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a customer pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

To the Stockholder of
March Capital Corporation
Chicago, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) March Capital Corporation (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 28, 2018

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason Basso and Farber, LLP
150 North Wacker Drive,
Suite 3100
Chicago, IL 60606

March Capital Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, management states the following:

1. March Capital Corporation claimed an exemption from 17 C.F.R. Sec. 240.15c3-3 under the following provisions of 17 C.F.R. Sec. 240.15c3-3 (k): (2)(ii).

2. March Capital Corporation did not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore, was exempt from the requirements of the SEC's Customer Protection Rule.

3. March Capital Corporation has met the requirements of the exemptive provisions referred to above for the year ended December 31, 2017, without exception.

4. March Capital Corporation has disclosed to you any regulatory examinations or correspondence with the SEC or its designated examining authorities concerning its compliance with the exemptive provisions.

5. All subsequent events through the date of the report of independent registered public accounting firm on consolidated financial statements that could have a material effect on March Capital Corporation's assertions contained herein have been disclosed to you.

6. March Capital Corporation has designed and implemented effective internal controls in order to maintain its compliance with the exemptive provisions.

7. March Capital Corporation actively monitors its compliance with the exemptive provisions.

This report is to be filed with March Capital Corporation's annual audited financial statements, and is intended solely for the information and use of the SEC and its designated examining authorities in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

I, Richard Rice, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: _____

Title: Chief Financial Officer

Date: February 28, 2018

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2017